Exhibit 23.5
Date: March 27, 2009
SHANGHAI JINGLI ADVERTISING CO., LTD.
Liu Qing Ying
TEL: (86)-21-5169-5556 x 666
EMAIL: crystal.liu@imedia-cn.com
Re: Use of Nielsen Information in Prospectus
Dear Shanghai Jingli Advertising Co., Ltd. :
You have asked that we consent to the use of Nielsen proprietary information in a registration statement that Shanghai Jingli Advertising Co., Ltd.’s afiliate, SearchMedia International Limited (“SearchMedia”) will file with the Securities and Exchange Commission (“SEC”) in connection with the IPO or a merger transaction (an “Alternative Transaction”), in the institutional and retail road-shows and other activities in connection with the IPO or Alternative Transaction, on the website of SearchMedia, and in other publicity material.
[SEAL]
We hereby consent to the specific disclosure of the information contained on Appendix A, which was provided by Nielsen to SearchMedia pursuant to the rendering of marketing research services regarding the China markets, contingent upon SearchMedia indemnifying Nielsen, its parents, affiliates, officers, directors and employees against any loss or damage suffered by reason of publication of these data in your registration statement.

We note that this consent to disclosure will only be valid and effective if SearchMedia includes the following disclaimer in the registration statement:
“Nielsen Information reflects estimates of market conditions based on samples, and is prepared primarily as a marketing research tool for consumer packaged goods manufactures and others in the consumer goods industry. This information should not be viewed as a basis for investments and references to Nielsen should not be considered as Nielsen’s opinion as to the value of any security or the advisability of investing in the company.”
Furthermore, as another condition of our consent, the foregoing disclaimer be included in the registration statement in a clear manner in order for any third parties to be unequivocally aware of the information included in the disclaimer.
To indicate your acceptance of these terms, please have an officer of SearchMedia countersign a copy of this letter and returned it to us for our files.
Sincerely Yours,
[SEAL]

NAME	/s/ [ILLEGIBLE]
TITLE:	Director, Business and Legal Affairs
The Nielsen Company (Shanghai) Ltd.
ACCEPTED AND AGREED:

Client Name
By:
Title:
Date:

Appendix A
1.	SearchMedia was one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. It had the No.l market share of in-elevator advertising displays in 13 out of the 26 largest and most affluent cities in China and ranked the second in an additional 9 cities. Meanwhile, SearchMedia also occupied the largest share of total number of buildings that carry in-elevator advertising displays in 14 out of these cities, according to Nielsen Media Research, an independent research company, in its July 2008 report commissioned by SearchMedia, or the Nielsen Report.

2.	These 26 cities were among China’s most affluent measured by urban disposable income per capita and GDP per capita in 2007, and together accounted for 65% of all advertising expenditures on traditional media, including TV, Newspaper and Magazines in China in 2007.

3.	According to the result of case study for an international fast food chain conducted in Beijing, Shenzhen, Ningbo, Xi’an, Foshan, Taiyuan and Shanghai in June 2008, after three weeks of exposure to a particular advertisement, approximately 72% of all respondents surveyed were able to recall the advertisement inside elevators and nearly 70% of them reported favorable reactions.